As filed with the Securities and Exchange Commission on May 18, 2017

Registration No. 333–217876

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

PRE-EFFECTIVE

AMENDMENT NO.1

TO

REGISTRATION STATEMENT

Under

SCHEDULE B

Of

The Securities Act of 1933

___________

Nordic Investment Bank

(Name of Registrant)

___________

Executive Director

Nordic-Baltic Executive Director’s Office

International Monetary Fund

700 19th Street, N.W.

Washington, D.C. 20431

(Name and address of Authorized Representative
of the Registrant in the United States)

___________

Copies to:

Ward A. Greenberg Cleary Gottlieb Steen & Hamilton LLP Main Tower, Neue Mainzer Strasse 52 60311 Frankfurt am Main, Germany

___________

Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective.

____________________

The securities being registered are to be offered on a delayed or continuous basis pursuant to
Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

___________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered(1)	Amount To Be Registered(2)	Proposed Maximum Offering Price Per Unit(3)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)
Debt Securities and/or Warrants	$3,000,000,000	100%	$3,000,000,000	$347,700

(1)	Title of each class to be determined from time to time by Prospectus Supplements or Pricing Supplements.
(2)	Any offering of securities denominated in a currency other than U.S. dollars or in a currency unit will be treated as the equivalent in U.S. dollars based on the applicable exchange rate on the date of sale.
(3)	Estimated solely for the purpose of calculating the registration fee.
(4)	Registration fee previously paid on behalf of the registrant.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement as amended by this Pre-Effective Amendment No. 1 shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus contained herein also relates to debt securities having an aggregate principal amount of U.S.$ 344,310,333, or the equivalent thereof in one or more other currencies or currency units, registered under the registrant’s registration statement no. 333-203363 under Schedule B and not previously sold.

EXPLANATORY NOTE

The registrant is filing this pre-effective amendment no. 1 to registration statement no. 333-217876 under Schedule B of the Securities Act of 1933 in order to include a legal opinion of Cleary Gottlieb Steen & Hamilton LLP, counsel for the underwriters or agents.

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PART II

(Required by Items (11), (13) and (14) of Schedule B
of the Securities Act of 1933.)

The following are the estimated expenses of the issuance and distribution of the securities being registered:

Registration fee	U.S.$347,700
Printing and engraving expenses	4,700
Legal fees and expenses	150,000
Total	U.S.$502,400

To the extent additional expenses for the account of the registrar will be incurred in individual issuances of securities being registered, these expenses will be disclosed in the prospectus supplements relating thereto.

UNDERTAKINGS

The registrant hereby undertakes:

(a)       To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and
(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(b)       That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement, relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)       To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser, each prospectus filed by the registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed to be part of and included in the

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registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;
(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the registrant;
(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the registrant or its securities provided by or on behalf of the registrant; and
(iv)	any other communication that is an offer in the offering made by the registrant to the purchaser.

(f)       That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report on form 18-K or amendments thereto under the U.S. Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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CONTENTS

This registration statement comprises:

(1)       The facing sheet.*

(2)	The Cross Reference Sheet between Schedule B of the Securities Act of 1933 and the Prospectus.*

(3)       Part I consisting of a Prospectus Supplement and the Prospectus.*

(4)       Part II consisting of pages II-1 to II-10.

(5)       The Consents constituting the following exhibits:

A.	Consent of a chief counsel of NIB.**
B.	Consent of KPMG, independent auditors.**
C.	Opinion (including consent) of Cleary Gottlieb Steen & Hamilton LLP, counsel for the underwriters or agents.

(6)       The following additional exhibits:

D.	1998 Agreement (also referred to as the Novation Agreement) concerning the Nordic Investment Bank, entered into force on July 18, 1999. (Filed on December 4, 2002 as Exhibit VI to Amendment No. 1 to NIB’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2001 and incorporated herein by reference.)
E.	Agreement on the Nordic Investment Bank concluded among Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden on February 11, 2004 (the “2004 Agreement”). (Filed on February 2, 2005 as Exhibit VII to Amendment No. 1 to NIB’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2004 and incorporated herein by reference.)
F.	Statutes of Nordic Investment Bank, as amended. (Filed on May 11, 2017 as Exhibit VIII to NIB’s Annual Report on Form 18-K for the fiscal year ended December 31, 2016 and incorporated herein by reference.)
G.	Opinion of a legal officer of NIB as to the legality of the Securities.**
H.	Form of proposed Underwriting Agreement. (Filed on March 14, 1985, as Exhibit A to Registration No. 2-96436 of Nordiska Investeringsbanken and incorporated herein by reference.)
I.	Fiscal Agency Agreement (for the issuance of Medium Term Notes, Series D) dated May 22, 2007. (Filed on May 25, 2007 as Exhibit X to Amendment No. 2 to NIB’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2005 and incorporated herein by reference.)

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J.	Amendment No. 1, dated October 2, 2009, to the Fiscal Agency Agreement (for Medium Term Notes, Series D). (Filed on January 29, 2010 as Exhibit VIII to Amendment No. 3 to NIB’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2008 and incorporated herein by reference.)
K.	Amendment No. 2, dated December 17, 2010, to the Fiscal Agency Agreement (for Medium Term Notes, Series D). (Filed on December 17, 2010 as Exhibit VIII to Amendment No. 4 to NIB’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2009 and incorporated herein by reference.)
L.	Amendment No. 3, dated January 25, 2016, to the Fiscal Agency Agreement (for Medium Term Notes, Series D). (Filed on January 25, 2016, as Exhibit X to Amendment No. 3 to NIB’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2014 and incorporated herein by reference.)
M.	Selling Agency Agreement (for Medium Term Notes, Series D) dated May 22, 2007. (Filed on May 25, 2007 as Exhibit XI to Amendment No. 2 to NIB’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2005 and incorporated herein by reference.)
N.	Amendment No. 1, dated December 17, 2010, to the Selling Agency Agreement (for Medium Term Notes, Series D). (Filed on December 17, 2010 as Exhibit IX to Amendment No. 4 to NIB’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2009 and incorporated herein by reference.)
O.	Amendment No. 2, dated May 6, 2011, to the Selling Agency Agreement (for Medium Term Notes, Series D). (Filed on May 6, 2011 as Exhibit VII to NIB’s Annual Report on Form 18-K for the fiscal year ended December 31, 2010 and incorporated herein by reference.)
P.	Amendment No. 3, dated January 25, 2016, to the Selling Agency Agreement (for Medium Term Notes, Series D). (Filed on January 25, 2016, as Exhibit XI to Amendment No. 3 to NIB’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2014 and incorporated herein by reference.)

* Previously filed with the SEC on May 11, 2017 as part of the registration statement no. 333-217876.

** Previously filed with the SEC on May 11, 2017 as an exhibit to registration statement no. 333-217876.

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SIGNATURES

Of the Issuer:

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Nordic Investment Bank, has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Helsinki, Finland, on May 18, 2017.

NORDIC INVESTMENT BANK
By:	/s/ Henrik Normann
Henrik Normann President and CEO

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Of Officers and Directors:

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment thereto has been signed below by the following persons in the capacities indicated on May 18, 2017.

Each person in so signing also makes, constitutes and appoints Henrik Normann, Lars Eibeholm, Björn Ordell and Michael Ryan, any one acting singly, his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution, in his or her name, place and stead to execute and cause to be filed with the Securities and Exchange Commission any or all amendments to such registration statement.

Name	Title
/s/ Henrik Normann (Henrik Normann)	President and CEO
/s/ Lars Eibeholm (Lars Eibeholm)	Vice-President, Head of Treasury
/s/ Björn Ordell (Björn Ordell)	Vice-President, Head of Risk & Finance, CFO
/s/ Michael Ryan (Michael Ryan)	Director, Head of Accounting
/s/ Julie Sonne (Julie Sonne)	Director
/s/ Madis Üürike (Madis Üürike)	Director
/s/ Pekka Morén (Pekka Morén)	Director
/s/ Esther Finnbogadóttir (Esther Finnbogadóttir)	Director
/s/ Kaspars Āboliņš (Kaspars Āboliņš)	Director
/s/ Jurgita Uzielienė (Jurgita Uzielienė)	Director
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/s/ Silje Gamstøbakk (Silje Gamstøbakk)	Director
/s/ Sven Hegelund (Sven Hegelund)	Director

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Of the Duly Authorized Representative of the Issuer in the United States:

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Nordic Investment Bank, has signed this registration statement or amendment thereto in the City of Washington, District of Columbia, on May 18, 2017.

EXECUTIVE DIRECTOR NORDIC-BALTIC EXECUTIVE DIRECTOR’S OFFICE INTERNATIONAL MONETARY FUND
By:	/s/ Thomas Östros
Thomas Östros Executive Director Authorized Representative of Nordic Investment Bank in the United States

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INDEX TO EXHIBITS

Exhibit	Exhibit Title
A.	Consent of a chief counsel of NIB.*
B.	Consent of KPMG, independent auditors.*
C.	Opinion (including consent) of Cleary Gottlieb Steen & Hamilton LLP, counsel for the underwriters or agents.
D.	1998 Agreement (also referred to as the Novation Agreement) concerning the Nordic Investment Bank, entered into force on July 18, 1999. (Filed on December 4, 2002 as Exhibit VI to Amendment No. 1 to NIB’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2001 and incorporated herein by reference.)
E.	Agreement on the Nordic Investment Bank concluded among Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden on February 11, 2004 (the “2004 Agreement”). (Filed on February 2, 2005 as Exhibit VII to Amendment No. 1 to NIB’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2004 and incorporated herein by reference.)
F.	Statutes of Nordic Investment Bank, as amended. (Filed on May 11, 2017 as Exhibit VIII to NIB’s Annual Report on Form 18-K for the fiscal year ended December 31, 2016 and incorporated herein by reference.)
G.	Opinion of a legal officer of NIB as to the legality of the Securities.*
H.	Form of proposed Underwriting Agreement. (Filed on March 14, 1985, as Exhibit A to Registration No. 2-96436 of Nordiska Investeringsbanken and incorporated herein by reference.)
I.	Fiscal Agency Agreement (for the issuance of Medium Term Notes, Series D) dated May 22, 2007. (Filed on May 25, 2007 as Exhibit X to Amendment No. 2 to NIB’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2005 and incorporated herein by reference.)
J.	Amendment No. 1, dated October 2, 2009, to the Fiscal Agency Agreement (for Medium Term Notes, Series D). (Filed on January 29, 2010 as Exhibit VIII to Amendment No. 3 to NIB’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2008 and incorporated herein by reference.)
K.	Amendment No. 2, dated December 17, 2010, to the Fiscal Agency Agreement (for Medium Term Notes, Series D). (Filed on December 17, 2010 as Exhibit VIII to Amendment No. 4 to NIB’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2009 and incorporated herein by reference.)
L.	Amendment No. 3, dated January 25, 2016, to the Fiscal Agency Agreement (for Medium Term Notes, Series D). (Filed on January 25, 2016, as Exhibit X to Amendment No. 3 to NIB’s Annual Report on Form 18 K/A for the fiscal year ended December 31, 2014 and incorporated herein by reference.)
M.	Selling Agency Agreement (for Medium Term Notes, Series D) dated May 22, 2007. (Filed on May 25, 2007 as Exhibit XI to Amendment No. 2 to NIB’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2005 and incorporated herein by reference.)
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N.	Amendment No. 1, dated December 17, 2010, to the Selling Agency Agreement (for Medium Term Notes, Series D). (Filed on December 17, 2010 as Exhibit IX to Amendment No. 4 to NIB’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2009 and incorporated herein by reference.)
O.	Amendment No. 2, dated May 6, 2011, to the Selling Agency Agreement (for Medium Term Notes, Series D). (Filed on May 6, 2011 as Exhibit VII to NIB’s Annual Report on Form 18-K for the fiscal year ended December 31, 2010 and incorporated herein by reference.)
P.	Amendment No. 3, dated January 25, 2016, to the Selling Agency Agreement (for Medium Term Notes, Series D). (Filed on January 25, 2016, as Exhibit XI to Amendment No. 3 to NIB’s Annual Report on Form 18 K/A for the fiscal year ended December 31, 2014 and incorporated herein by reference.)
* Previously filed with the SEC on May 11, 2017 as an exhibit to registration statement no. 333-217876.

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